SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28722; File No. 812-13598]

Flaherty & Crumrine Preferred Income Fund Incorporated, et al.; Notice of Application

May 8, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of

1940 ("Act") for an exemption from sections 18(a)(1)(A) and (B) of the Act.

Applicants: Flaherty & Crumrine Preferred Income Fund Incorporated ("PFD"), Flaherty &

Crumrine Preferred Income Opportunity Fund Incorporated ("PFO"), Flaherty &

Crumrine/Claymore Preferred Securities Income Fund Incorporated ("FFC"), and Flaherty &

Crumrine/Claymore Total Return Fund Incorporated ("FLC") (each, a "Fund" and collectively,

"Funds").

Summary of Application: Applicants request an order ("Order") granting an exemption from

sections 18(a)(1)(A) and (B) of the Act for a period from the date of the Order until October 31,

2010. The Order would permit each Fund to issue or incur debt that would be used to redeem the

Fund's auction preferred shares ("APS Shares") issued prior to February 1, 2008 that are

outstanding at the time of such issuance or incurrence ("post-Order debt"), and to refinance such

post-Order debt, subject to the 200% asset coverage requirement ordinarily applicable to a senior

security that is stock. The Order also would permit each Fund to declare dividends or any other

distributions on, or purchase, capital stock during the term of the Order, provided that any such

post-Order debt has asset coverage of at least 200% after deducting the amount of such

transaction.

Filing Dates: The application was filed on November 4, 2008, and amended on March 23, 2009

and April 23, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 pm on May 29, 2009, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants: Donald F. Crumrine, Flaherty & Crumrine Incorporated, 301 E.

Colorado Boulevard, Suite 720, Pasadena, CA 91101.

For Further Information Contact: Steven I. Amchan, Attorney Adviser, at (202) 551-6826, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Funds is organized as a Maryland corporation. PFD, PFO, and FLC

are registered under the Act as diversified, closed-end management investment companies. FFC is registered under the Act as a non-diversified, closed-end management investment company.

Each Fund is advised by Flaherty & Crumrine Incorporated ("Flaherty & Crumrine") and has

issued and outstanding a class of common shares and a class of one or more series of APS

Shares.

2.   Applicants state that the Funds issued their APS Shares for purposes of

investment leverage to augment the amount of investment capital available for use in the pursuit

of their investment objectives. Applicants state that, through the use of leverage, the Funds seek

to enhance the investment return available to the holders of their common shares by earning a

rate of portfolio return (which includes the return related to investments made with proceeds

from leverage) that exceeds the leverage costs. Applicants represent that owners of APS Shares

of FFC and FLC are entitled to receive a stated liquidation preference amount of $25,000 per

share (plus any accumulated but unpaid dividends), and owners of APS Shares of PFD and PFO

are entitled to receive a stated liquidation preference amount of $100,000 per share (plus any

accumulated but unpaid dividends), in any liquidation, dissolution, or winding up of the relevant

Fund before any distribution or payment to holders of the Fund's common shares. They state

that dividends declared and payable on APS Shares have a similar priority over dividends

declared and payable on the Fund's common shares. In addition, applicants state that APS

Shares are "perpetual" securities and are not subject to mandatory redemption by a Fund so long

as certain asset coverage tests are met. Further, applicants state that APS Shares are redeemable

at each Fund's option.

3.   Applicants state that prior to February 2008, dividend rates on the APS Shares for

each dividend period were set at the market clearing rate determined through an auction process

that brought together bidders, who sought to buy APS Shares, and holders of APS Shares, who sought to sell their APS Shares. Applicants represent that each Fund's Articles Supplementary provide that if an auction fails to clear (because of an imbalance of sell orders over bids), the dividend payment rate over the next dividend period is set at a specified maximum applicable rate (the "Maximum Rate") determined by reference to a short-term market interest rate (i.e., a commercial paper rate). Applicants state that an unsuccessful auction is not a default; the relevant Fund continues to pay dividends to all holders of APS Shares, but at the specified Maximum Rate rather than a market clearing rate. Applicants represent that the Funds experienced no unsuccessful auctions prior to February 2008.

4.   Applicants state that if investors did not purchase all of the APS Shares tendered for sale at an auction prior to the failure of the auction market, dealers historically would enter into the auction and purchase any excess shares to prevent the auction from failing. Applicants represent that this auction mechanism had generally provided readily available liquidity to holders of APS Shares for more than twenty years. Applicants state that they understand that many investors may have invested short-term cash balances in APS Shares believing they were safe short-term investments and, in many cases, the equivalent of cash.

5.   Applicants state that in February 2008, the financial institutions that historically provided "back stop" liquidity to APS Shares auctions stopped participating in them and the auctions began to fail. Applicants further state that, beginning in February 2008, the Funds experienced auction failures due to an imbalance between buy and sell orders. Applicants believe that there is no established secondary market that would provide holders of the Funds' APS Shares with the liquidation preference of $25,000 or $100,000, as the case may be, per share. As described more fully in the application, Applicants state that they believe they have redeemed as much of the Funds' APS Shares as appropriate and feasible. Applicants state,

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however, that none of the Funds would be able to replace its APS Shares entirely with new debt without the requested Order providing temporary relief from the 300% asset coverage test. As a result, applicants state that there is currently no reliable mechanism for holders of their APS Shares to obtain liquidity, and believe that the current lack of liquidity is causing distress and creating severe hardship for holders of their APS Shares.

6. Applicants seek relief for a temporary period from the date on which the Order is granted until October 31, 2010 ("Exemption Period"). The proposed replacement of the Funds' APS Shares with debt would provide liquidity for holders of the Funds' APS Shares, while Applicants continue their diligent efforts to obtain a more permanent form of financing, such as a new type of senior security that is equity.[1] Applicants submit that the gradual reduction of leverage through the use of proceeds of any common share issuances or the development of an alternative form of preferred stock might take several months, if at all, after the Order has been issued. Applicants state that it is uncertain when, or if, the securities and capital markets will return to conditions that would enable the Funds to achieve compliance with the asset coverage requirements that would apply in the absence of the Order. Given the uncertainty and the current and continuing unsettled state of the securities and capital markets, applicants believe that the Exemption Period is reasonable and appropriate. Each Fund's incurrence of debt to redeem its APS Shares would be subject to approval by the Fund's board of directors ("Board").

Applicants' Legal Analysis:

1. Section 18(a)(1)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security representing indebtedness, or to sell such security of which it is the issuer, unless the class of senior security will have an

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[1] See, e.g., Eaton Vance Management, SEC No-Action Letter (June 13, 2008) (permitting the issuance of "liquidity protected preferred shares" to supplement or replace Eaton Vance funds' auction rate preferred stock).

asset coverage of at least 300% immediately after issuance or sale. Section 18(a)(2)(A) of the

Act provides that it is unlawful for any registered closed-end investment company to issue any

class of senior security that is a stock, or to sell any such security of which it is the issuer, unless

the class of senior security will have an asset coverage of at least 200% immediately after such

issuance or sale.[2]

2.   Section 18(a)(1)(B) prohibits a closed-end fund from declaring a dividend or

other distribution on, or purchasing, its own capital stock unless its outstanding indebtedness will

have an asset coverage of at least 300% immediately after deducting the amount of such

dividend, distribution or purchase price.[3] Section 18(a)(2)(B) prohibits a closed-end fund from

declaring a dividend or other distribution on, or purchasing, its own common stock unless its

outstanding preferred stock will have an asset coverage of at least 200% immediately after

deducting the amount of such dividend, distribution or purchase price.

3.   Section 6(c) of the Act provides, in relevant part, that the Commission, by order

upon application, may conditionally or unconditionally exempt any person, security, or

transaction from any provision of the Act if and to the extent necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

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[2] Section 18(h) of the Act defines asset coverage of a senior security representing indebtedness of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer. The section defines asset coverage of the preferred stock of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer plus the aggregate amount the class of senior security would be entitled to on involuntary liquidation.

[3] An exception is made for the declaration of a dividend on a class of preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deduction of the amount of such dividend. See section 18(a)(1)(B) of the Act. Further, section 18(g) of the Act provides, among other things, that "senior security," for purposes of section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

4.   Applicants request that the Commission issue an Order under section 6(c) of the Act to exempt each Fund from the 300% asset coverage requirements set forth in sections 18(a)(1)(A) and (B) of the Act. Specifically, applicants seek relief to permit each Fund, for the Exemption Period, to issue or incur post-Order debt for the purpose of redeeming all or a portion of its APS Shares that were issued prior to February 1, 2008 and that are outstanding at the time of such issuance or incurrence, as well as any refinancing of such debt until the expiration of the Exemption Period, subject to asset coverage of 200% ordinarily applicable to a senior security that is stock, rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness. Applicants also seek relief to permit each Fund to declare dividends or any other distributions on, or purchase, capital stock during the Exemption Period, provided that any such post-Order debt has asset coverage of at least 200% after deducting the amount of such transaction. Applicants state that, except as permitted under the requested Order, if issued, the Funds would meet all of the asset coverage requirements of section 18(a) of the Act. In addition, applicants state that within the Exemption Period each Fund that borrows in reliance on the Order will either pay down or refinance the post-Order debt so that the Fund would, then and thereafter, have asset coverage of at least 300% for each class of senior security representing indebtedness to the extent required by the Act.

5.   Applicants state that section 18 reflects congressional concerns regarding preferential treatment for certain classes of shareholders, complex capital structures, and the use of excessive leverage. Applicants submit that another concern was that senior securities gave the misleading impression of safety from risk. Applicants believe that the request for temporary relief is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the Act.

6.   Applicants note that the illiquidity of APS Shares is a unique, exigent situation that is posing severe hardships on APS Shares shareholders. Applicants represent that the proposed replacement of the APS Shares with debt would provide liquidity for the Funds' APS Shares shareholders while the Funds continue their efforts to obtain a more permanent form of financing (such as through the issuance of preferred equity-based instruments) that fully complies with the asset coverage requirements of section 18.[4]

7.   Applicants represent that the Order would help avoid the potential harm to common shareholders that could result if the Funds were to deleverage their portfolios in the current difficult market environment[5] or that could result if a reduction in investment return reduced the market price of common shares. Applicants also state that the requested Order would permit the Funds to continue to provide their common shareholders with the enhanced returns that leverage may provide.

8.   Applicants believe that the interests of both classes of the Funds' current investors would be well served by the requested order – the APS Shares shareholders because they would achieve the liquidity that the market currently cannot provide (as well as full recovery of the liquidation value of their shares), and the common shareholders because the adverse consequences of forced deleveraging would be avoided and each Fund's investment return would be enhanced to the extent that the cost of the new form of leverage is lower than the cost of continuing to pay the Maximum Rate on outstanding APS Shares.

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[4] See supra note 1.

[5] Applicants state that each Fund's portfolio consists primarily of preferred securities. Applicants further state that Flaherty & Crumrine concluded that preferred securities were significantly undervalued and traded at historically wide spreads to benchmark fixed-income asset classes. Applicants state they believe that further deleveraging in the current market environment would not be a reasonable method to provide liquidity to their remaining APS Shares shareholders.

9.	Applicants represent that the proposed borrowing would be obtained from banks, insurance companies or qualified institutional buyers (as defined in Rule 144(a)(1) under the Securities Act of 1933) who would be capable of assessing the risk associated with the transaction. Applicants also state that, to the extent the Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, they believe that the proposal would not unduly increase the speculative nature of the Funds' common shares because the relief is temporary and the Funds would be no more highly leveraged if they replace the existing APS Shares with borrowing.[6] Applicants also state that the proposed liquidity solution actually could simplify the Funds' capital structures, and would not make them more complex, opaque, or hard to understand or result in pyramiding or inequitable distribution of control.

10.	Applicants state that the current state of the credit markets, which has affected the APS Shares, is an historic event of unusual severity, which requires a creative and flexible response on the part of both the public and private sectors. Applicants believe that these issues have created an urgent need for limited, quick, thoughtful and responsive solutions. Applicants believe that the request meets the standards for exemption under section 6(c) of the Act.

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[6] Applicants acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to forcibly deleverage, which could be disadvantageous to the portfolio's common shareholders. Applicants therefore state that they regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred equity-based instruments as a possible longer-term replacement source of portfolio leverage.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   Each Fund that borrows subject to 200% asset coverage under the order will do so only if such Fund's Board, including a majority of the directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) ("Independent Directors"), shall have determined that such borrowing is in the best interests of such Fund, its common shareholders, and its APS Shares shareholders. Each Fund shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.   Upon expiration of the Exemption Period, each Fund will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.   The Board of any Fund that has borrowed in reliance on the order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Directors) regarding and assessing the efforts that the Fund has undertaken, and the progress that the Fund has made, towards achieving compliance with the appropriate asset coverage requirements under section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Directors, will make such adjustments as it deems necessary or appropriate to ensure that the applicant comes into compliance with section 18 of the Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Fund will make and

preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years, the first two years in an easily accessible place.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary